Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectuses of Kinetik Holdings Inc. for the registration of shares of Class A common stock, preferred stock, depositary shares, warrants and Kinetik Holdings LP for the registration of debt securities, and to the incorporation by reference therein of our report dated February 22, 2022, with respect to the consolidated financial statements of Altus Midstream Company included in its Annual Report (Form 10-K) for the year ended December 31, 2021, as amended by the Form 10-K/A, each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

July 7, 2022